SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.  20549


                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                         (AMENDMENT NO. 13)


                     JEFFERSON BANKSHARES, INC.
                         (Name of Issuer)


                    Common Stock, $2.50 Par Value
                    (Title of Class of Securities)

                            472387 10 9
                           (CUSIP Number)


                Check the following box if a fee is being
                     paid with this statement (  )


                        CUSIP No.  472387 10 9

(1)  Names of Reporting Persons:        Jefferson National Bank
     S. S. or I.R.S. Identification     54-1206449
     Nos. of Above Persons

(2) 	Check the Appropriate Box if          (a)
    	a Member of a Group                   (b)

(3) 	SEC Use Only

(4) 	Citizenship or Place of Organization:  United States
    	of America

Number of Shares       (5)  Sole Voting Power                    316,256
Beneficially Owned          (Though authorized by instrument,
by Each Reporting           Virginia law prohibits fiduciary's
Person with                 voting stock of parent.)
                       (6)  Shared Voting Power                  386,468
                       (7)  Sole Dispositive Power               387 976
                       (8)  Shared Dispositive Power             781,058

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                            1,316,478

(10) Check if the Aggregate Amount in Row (9) excludes Certain Shares

(11) Percent of Class Represented By Amount in Row (9)             9.0%

(12) Type of Reporting Person                                        BK

Item

 1.   (a)  Name of Issuer:  Jefferson Bankshares, Inc.
      (b)  Address of Issuer's Principal Executive Offices:
           123 East Main Street; Charlottesville, Virginia  22902

 2.   (a)  Name of Person Filing:  Jefferson National Bank
      (b)  Address of Principal Business Office or, if none,
           Residence:  123 East Main Street; Charlottesville,
           Virginia  22902
      (c)  Citizenship:  United States of America
      (d)  Title of Class of Securities:  Common Stock
      (e)  CUSIP Number:  472387 10 9

 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

     (a)  ( )  Broker or dealer registered under Section 15 of the Act

     (b)  (X)  Bank as defined in Section 3(a)(b) of the Act

     (c) ( ) Insurance company as defined in Section 3(a)(19) of the Act

     (d) ( ) Investment company registered under Section 8 of the Investment Company Act

     (e) ( ) Investment adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) ( ) Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund

     (g)  ( )  Parent holding company, in accordance with Regulation
               Section 240.13d-1(b)(ii)(G)

     (h)  ( )  Group, in accordance with Regulation Section 240.13d-
               (b)(ii)(H)

 4.  Ownership.

     As of December 31, 1993, the Reporting Person owned shares of the stock with respect to which this statement is filed as follows:

     (a)  Amount beneficially owned:                            1,316,478

     (b)  Percent of class:                                          9.0%

     (c)  Number of shares as to which the Reporting Person has:

          (i)   Sole power to vote or direct the vote:             316,256
         (ii)   Shared power to vote or direct the vote:           386,468
         (iii)  Sole power to dispose of or to direct
                the disposition of:                                386,976
         (iv)   Shared power to dispose of or to direct
                the disposition of:                                781,058


     Though an instrument may grant the power to vote stock held by Jefferson National Bank of its parent, Jefferson Bankshares, Inc., Virginia law prohibits the exercise of such power.

 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following: ( )

 6.  Ownership of More than Five Percent on Behalf of Another Person.

 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 8.  Identification and Classification of Members of the Group.

 9.  Notice of Dissolution of the Group.

10.  Certification.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Jefferson National Bank



                          O. Kenton McCartney
                          President and
                          Chief Executive Officer


Date:  January 28, 1994

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